Exhibit 99.3

Dear Shareholders,

The Company’s primary share offering, just concluded and responsible for raising R$ 800 million, is one more important step in Perdigão’s development. Together with its adhesion to the New Market (Novo Mercado) listing and implementation of mechanisms for investor protection, this operation paves the way for the Company to make further progress towards consolidating its cycle of sustainability and creating value and liquidity for its shareholders. The funds raised in the market from the offering will be used to expand the meat segment (poultry, pork and beef) and for the dairy-processed product business as well as new lines of products such as margarine.

Gross sales increased by 8% in the quarter, driven by improved demand from the Brazilian market, Perdigão reporting a 32% improvement in its gross sales from domestic market together with a 10.8% rise in meat volume.

The quarter saw a gradual recovery in prices and volume on the export market, including adjusts on world oversupply and inventory, which had risen in some importing countries and this  was accompanied by a significant amelioration in concerns surrounding the avian influenza outbreaks. Both these factors, together with the appreciation of the Real in relation to the dollar adversely impacted the first semester 2006 results.

(The variations mentioned in this report are comparisons between the 3rd quarter 2006 and the 3rd quarter 2005,or the accumulated figures for 2006 against those for 2005).

OPERATING AND FINANCIAL INDICATORS—3rd Quarter 2006

•                  Gross sales were R$ 1.6 billion, a growth of 8.0%;

•                  Domestic market sales grew 32.3%, notably the meat products, posting an increase of 10.8% in volume, and the dairy-processed products activity;

•                  Exports reported a reduced volume of 1.7%, with revenues 15.6% down, impacted by the appreciation of the Real in relation to the dollar and by average prices in US dollars;

•                  Sales volume of higher value-added products registered a 28.1% increase accompanied by sales revenue 20.6% higher;

•                  Gross profit amounted to R$ 350.5 million, a 4% decrease;

•                  EBITDA was R$ 88.1 million in the quarter, 44.2% lower, with an EBITDA margin of 6.6%;

•                  Net income was R$ 21.4 million, a reduction of 77.8%, and representing a net margin of 1.6%.

•                  Perdigão’s shares recorded an average daily trading volume in the quarter of US$ 8.0 million, an increase of 167.2%.

Highlights - R$ million	3Q06	% Net Sales	3Q05	% Net Sales	% Ch.
Gross Sales	1,576.0	117.6	1,459.9	113.5	8.0
Domestic Market	949.2	70.8	717.3	55.7	32.3
Exports	626.8	46.8	742.6	57.7	(15.6)
Net Sales	1,340.1	100.0	1,286.8	100.0	4.1
Gross Profit	350.5	26.2	365.2	28.4	(4.0)
EBIT	47.5	3.5	137.6	10.7	(65.5)
Net Income	21.4	1.6	96.6	7.5	(77.8)
EBITDA	88.1	6.6	157.9	12.3	(44.2)
EPS*	0.16	—	0.72	—	(77.8)

Highlights - R$ million	YTD 2006	% Net Sales	YTD 2005	% Net Sales	% Ch.
Gross Sales	4,197.9	116.7	4,314.7	113.5	(2.7)
Domestic Market	2,471.2	68.7	2,162.2	56.9	14.3
Exports	1,726.8	48.0	2,152.5	56.6	(19.8)
Net Sales	3,597.0	100.0	3,801.8	100.0	(5.4)
Gross Profit	851.6	23.7	1,063.0	28.0	(19.9)
EBIT	53.3	1.5	400.8	10.5	(86.7)
Net Income	5.5	0.2	251.9	6.6	(97.8)
EBITDA	167.4	4.7	459.8	12.1	(63.6)
EPS*	0.04	—	1.89	—	(97.8)

* Consolidated earnings per share (in Reais), excluding shares held in treasury. The number of shares for the third quarter used in this calculation was adjusted to reflect the stock split in April 2006.

SECTORIAL PERFORMANCE

The continuing decline in interest rates, low inflation and growth in incomes have all contributed to a good domestic market performance.

In the overseas market, the increase in international prices of some proteins in the third quarter partially offset the reduction in export volume. It is fair to say that the poultry meat market is currently in a recovery mode with consumption returning to normal in the regions hurt by avian influenza outbreaks. This, together with production cuts introduced by affected countries, has resulted in improved prices and prospects for a recovery in volume.

In spite of the continued Russian ban on the purchase of pork meat from major exporting states in Brazil, volumes are recovering and prices remain favorable.

Exports

Brazil exported a total of 1.94 million tons of chicken meat in the first nine months of 2006. This corresponds to a reduction of 9.3% compared with the same period in 2005.

Pork meat exports posted a decline of 21.6% to 371,300 tons, year-on-date January to September 2006, reflecting the trade ban imposed by importing countries following outbreaks of foot and mouth disease at the end of 2005. However, higher average prices have resulted in export revenues being impacted to a lesser degree (an 18% decline).

Domestic Consumption

Real incomes for the accumulated nine-month period 2006 increased 4.0% compared to the same period in 2005, thus maintaining opportunities for increased domestic food consumption. With declining unemployment, wage levels have reported a year-on-year 6.2% increase. Both the strength of the local currency and strained inflation have also contributed to this favorable scenario.

Based on AC Nielson data, the sales performance of frozen and chilled meats for the first nine months of the year were: specialty meats reported a growth of 13.6%, frozen meat products posted a 6.5% increase, frozen pastas were up by 19.3%, while the consumption of frozen pizza was 8.6% higher. Sales of dairy-processed refrigerated products improved by 13.2%.

Raw Materials

International Scenario

On the international market, corn prices indicate a rising tendency given the outlook for increased use of corn for ethanol and the recent reduction in estimates for the US crop.

In spite of forecasts of higher world inventory for next year’s crop, soybean prices have been rising on the back of rising international corn and wheat prices.

Forecasts for the 06/07 US soybean crop have been revised to about 87 million tons, 4.6% higher than the preceding crop, pushing up US inventory despite an increase in exports.

Domestic Scenario

However, the outlook for domestic raw material supplies still remains favorable, corn acquisition costs being below levels prevailing in 2005.

In Brazil, the second survey of grain planting intentions announced in November indicated an increase in the 05/06 corn crop to 41.7 million tons (19% more than the preceding year). The forthcoming crop is estimated at 43.2 million tons, confirming a favorable outlook for domestic supplies. Conab (National Supply Council) estimated that inventory at the end of 2007 would be 4.8 million tons.

Projections for the current soybean crop continue at 53.4 million tons, 3.7% more than last year. Conab is forecasting that next year’s Brazilian soybean crop will be 54.6 million tons, lifting the final inventory for 2007 to 1.4 million tons, higher than projected for this year.

INVESTMENTS AND PROJECTS

Capital expenditures in the quarter amounted to R$ 162 million, a 176.6% increase, while the accumulated investments for the first nine months of 2006 was R$ 507.8 million — a growth of 193.7%.

In the quarter, Perdigão allocated R$ 44.6 million of capex to the new agroindustrial complex in Mineiros-GO, a project that is being specifically developed for the production of turkey. Work is proceeding on the plant to enable a planned start up in operations in the first semester of 2007.

Of the new projects, investments were largely dedicated to the following industrial units: in Rio Verde-GO — increased capacity for slaughtering and production of poultry and pork meat, expansion in animal feed production and a new lasagna and hamburger production line. In Nova Mutum-MT, poultry slaughtering capacity is being upgraded. In Capinzal-SC, poultry slaughtering facilities are also being expanded and new lines for producing cooked breaded products are being installed.

In addition, the Company has invested in improvements and better productivity at the other industrial units and at the distribution centers, also with a view to enhancing efficiency.

In March 2006, Perdigão began the implementation of its Matrix-type Budget for optimizing management of corporate expenses. In March 2006, Perdigão began the implementation of its Matrix-type Budget for optimizing management of corporate expenses. With this instrument, the Company has been accelerating its drive in the continual pursuit of quality and rationalization of expenditure, whether in the preparation of the budget itself or in the monitoring of its realization.

OPERATING PERFORMANCE

Production

With the export market returning to normal levels of demand, Perdigão was able to intensify its slaughtering activities, which recorded an increase of 6.6% in the quarter, despite hog slaughter slipping 4.1% in the same period. A total of 36.600 head of beef cattle was also slaughtered, an increase of 23.6% compared with the second quarter of this year.

Output of meat products reported a growth of 4.2% in the quarter, a 4.7% increase for poultry and 3.6% for pork/beef, and for the first nine months, an overall increase of 5.5%, - 6.5% in poultry meats and 4.1% in the case of pork/beef. As a result of improved poultry consumption in the leading importing markets, we increased the raising of one-day chicks by 9.8% in the quarter.

Production	3Q06	3Q05	% Ch.	YTD06	YTD05	% Ch.
Poultry Slaughter (million heads)	142.5	133.7	6.6	403.8	385.8	4.7
Hog/Cattle Slaughter (thousand heads)	956.5	959.7	(0.3)	2,699.6	2,688.2	0.4
Poultry Meats (thousand tons)	200.7	191.7	4.7	568.7	534.2	6.5
Pork/Beef Meats (thousand tons)	146.4	141.3	3.6	410.2	394.1	4.1
Total Meats (thousand tons)	347.1	333.0	4.2	978.9	928.3	5.5
Other Processed Products (thousand tons)	7.2	5.4	32.7	20.1	16.7	20.4
Feed and Premix (thousand tons)	858.1	804.5	6.7	2,414.8	2,291.4	5.4
One-day Chicks (million units)	153.0	139.4	9.8	423.6	403.2	5.1

Domestic Market

Domestic market sales reached R$ 949.2 million, 32.3% up for the quarter and 14.3% greater than recorded in the first nine months of 2005, equivalent to an accumulated total of  R$ 2.5 billion.

The Company’s diversification into the dairy-processed product segment with the acquisition of a 51% stake in Batávia S.A. together with the Batavo brand name, contributed an additional R$ 187.7 million, 19.8% of all domestic market sales in the quarter. Sales volume amounted to 31,200 tons of milk and 37,400 tons of dairy-processed products, fruit juices and other items.

Sales revenue from the meat business recorded a growth of 7.5% in the quarter, corresponding to a 10.8% increase in sales volume. Total elaborated/processed meat products were up by 8.8% in volume and 6.2% in sales revenue, the main drivers here being frozen products and specialty meats, and responsible for the good operating performance on the domestic market. There was a gradual recovery in the export market for in-natura products. Perdigão recorded a growth in these commodities of 24.5% by volume and 19% in sales during the quarter, including special beef cuts that are sold to the domestic market under the Nabrasa brand name.

In spite of an improvement in the supply scenario and a better mix of poultry meat, average meat prices still registered a year-on-year decline of 3.5%, albeit less than the fall in prices reported in the first semester. The average cost for the quarter was 5.6% lower in relation to the same quarter last year.

Other processed products, which include pastas, pizzas, frozen vegetables, cheese bread, the soybean-based vegetarian line, margarines, among others, grew 41.3% by volume and 29.5% by sales revenue, the margarine line reporting a particularly good performance.

For the first nine months of the year, the meat business grew 7.1% in sales revenue and 13.8% in sales volume. Dairy-processed products represented 10% of domestic market sales, consolidated as from June 2006. Other processed products increased by 32% in volume terms and 23.8% in revenues, the highlight here being pasta and margarine products.

	Tons (thousand)			Sales (R$ million)
Domestic Market	3Q06	3Q05	% Ch.	3Q06	3Q05	% Ch.
MEATS	151.5	136.8	10.8	651.2	606.0	7.5
In-Natura	21.6	17.3	24.5	71.2	59.9	19.0
—Poultry	18.2	15.2	20.1	56.5	51.2	10.3
—Pork/Beef	3.4	2.2	55.3	14.7	8.6	70.2
Elaborated/Processed (meats)	129.9	119.4	8.8	580.0	546.2	6.2
DAIRY PRODUCTS	68.6	—	—	185.5	—	—
—Milk	31.2	—	—	51.4	—	—
—Dairy Products/Juice/Others	37.4	—	—	134.1	—	—
Other Processed	9.2	6.5	41.3	65.0	50.2	29.4
Soybean Products/Others	18.4	26.2	(30.1)	47.6	61.0	(22.1)
TOTAL	247.7	169.6	46.1	949.2	717.3	32.3

PROCESSED	176.5	126.0	40.1	779.1	596.4	30.6
% total sales	71.3	74.3		82.1	83.1

	YTD 06	YTD 05	% Ch.	YTD 06	YTD 05	% Ch.
MEATS	445.1	391.3	13.8	1,907.3	1,781.2	7.1
In-Natura	74.1	43.3	71.0	226.5	164.1	38.0
—Poultry	59.6	36.2	64.6	172.1	134.8	27.7
—Pork/Beef	14.5	7.2	103.0	54.4	29.4	85.1
Elaborated/Processed (meats)	371.0	347.9	6.6	1,680.8	1,617.0	3.9
DAIRY PRODUCTS	90.6	—	—	245.9	—	—
—Milk	41.9	—	—	70.1	—	—
—Dairy Products/Juice/Others	48.6	—	—	175.8	—	—
Others Processed	24.9	18.9	32.0	179.7	145.1	23.8
Soybean Products/Others	48.5	105.3	(53.9)	138.3	236.0	(41.4)
TOTAL	609.1	515.5	18.2	2,471.2	2,162.2	14.3
PROCESSED	444.6	366.8	21.2	2,036.3	1,762.1	15.6
% total sales	73.0	71.2		82.4	81.5

The following product launches were made in the quarter: under the Perdigão brand name - quickpizzas (ham and cheese, pepperoni and mozzarella); lasagna (chicken breast à bolognesa and turkey breast with vegetables); pepperoni pizza; smoked beef hamburger; turkey pâté; sausages: fine chicken, pure loin of beef/pork, pepperoni style and spicy Neapolitan; institutional: chicken donutz and hot wings; and under the Batavo brand — minced pepperoni pizza, and fine barbecue sausages and pepperoni-type and Freski chicken sausages.

The nationwide airing of Perdigão’s institutional brand campaign with the “Perdigão. Everyone adores it” theme has been achieving the expected results. With a forecasted budget of R$ 30 million, the campaign seeks to consolidate the Company’s trajectory of growth and development over the past few years based on four different pillars: continuous growth, quality of the products, portfolio diversity, and new product launches and exports.

The following graph shows the Company’s market share of chilled and frozen processed products, including: specialty and frozen meats, and pastas, pizzas and dairy-processed products.

Fonte: AC Nielsen

* Dairy-processed products —  51% stake in Batávia (Lácteos) acquired in June 2006. Year: June — May.

DISTRIBUTION CHANNELS

(in sales revenues)

Exports

The gradual recovery in consumption, especially in Europe and in the Middle East, together with adjustments to international inventory, contributed to improved export performance — significantly impacted in the first semester by the avian influenza outbreaks.

Export revenues reached R$ 626.8 million in the quarter, a drop of 15.6%, due to the appreciation of the Real in relation to the US dollar. Meat exports by volume recorded a decline of 1.7%, largely due to reduced export volumes of in-natura pork meat — a reflection of the Russian trade ban — and the decrease in sales of specialty products such as bologna sausage, which in the previous quarter had been exported to Venezuela.

Exports of in-natura poultry meats increased 2% by volume and beef sales to overseas markets reached 5,200 tons in the quarter. Growth was also recorded for elaborated products and frozen meats. Other processed products increased by 21.0% in sales revenues and 28.6% by volume.

Average prices saw an improvement in the quarter compared to the second quarter 2006, growing by 7% in US dollar-FOB terms. While average prices practiced during the quarter have been posting a continuous recovery, they were still down by 14.2% in Reais in relation to the same quarter in 2005, taking into consideration the impact of a 6.9% appreciation of the Real in relation to the US dollar in the intervening period. The 8.5% decrease in average costs in the quarter helped to attenuate the impact on margins due to reduced sales revenue in this market.

Exports	Tons (thousand)			Sales (R$ million)
	3Q06	3Q05	% Ch.	3Q06	3Q05	% Ch.
Meats	178.5	181.6	(1.7)	625.2	741.2	(15.6)
In-Natura	150.8	148.2	1.7	493.0	582.1	(15.3)
—Poultry	116.3	114.0	2.0	334.0	427.1	(21.8)
—Pork/Beef	34.5	34.2	0.8	159.0	155.0	2.6
Elaborated/Processed (meats)	27.7	33.4	(17.1)	132.2	159.1	(16.9)
Other Processed	0.3	0.2	28.7	1.6	1.3	21.0
TOTAL	178.8	181.9	(1.7)	626.8	742.6	(15.6)
PROCESSED	28.0	33.6	(16.8)	133.8	160.4	(16.6)
% total sales	15.6	18.5		21.3	21.6

	YTD06	YTD05	%Ch	YTD 06	YTD 05	%Ch.
MEATS	499.7	518.2	(3.6)	1,724.1	2,147.4	(19.7)
In-Natura	422.7	434.2	(2.7)	1,347.1	1,709.2	(21.2)
—Poultry	332.0	343.8	(3.5)	939.9	1,260.9	(25.5)
—Pork/Beef	90.7	90.4	0.4	407.2	448.3	(9.2)
Elaborated/Processed (meats)	77.1	84.0	(8.2)	377.0	438.2	(14.0)
Other Processed	0.5	0.6	(11.7)	2.6	3.4	(22.9)
TOTAL	500.3	519.0	(3.6)	1,726.8	2,152.5	(19.8)
PROCESSED	77.6	84.6	(8.3)	379.6	441.6	(14.0)
% total sales	15.5	16.3			22.0	20.5

The principal markets performed as follows in the quarter:

•                  Europe — This market reported a gradual recovery in prices and demand with volumes 3.8% up and revenue 15.9% lower. Results have been boosted thanks to  reduced tax on salty products in the European market.

•                  Middle East — Prices in this market have shown a good recovery since August, also the result of the opening up of Egypt to Brazilian exports. Volumes increased by 11.4% and export revenues by 5.1%;

•                  Far East — Volume was 7.4% lower while revenues fell 28.5% due to continuing high poultry meat inventory in the region and low prices in the Japanese market. Average pork prices were also lower in the light of the partial Russian trade ban;

•                  Eurasia — Recorded a fall in volume of 19% and 23.4% in sales revenue, largely because of trade restrictions imposed by Russia, which among the pork meat producing states in Brazil, is importing the product from the state of Rio Grande do Sul only;

•                  Africa, Americas and Other Countries — The markets registered growth of 8% by volume and 5.8% in export revenue, mainly resulting from diversification of markets and products, including processed products for Argentina and Chile.

EXPORTS BY REGION

(% net sales)

Accumulated export revenue amounted to R$ 1.7 billion, 19.8% lower than the results for the same nine months in 2005. Chilled and frozen sales volume fell only 3.6%, despite the adverse performance of the first semester, when the avian influenza outbreaks had a highly damaging impact on the industry. Perdigão’s diversification into beef helped improve the export product mix, corresponding to 4% of sales to this market. Average US dollar prices fell 7.8% (FOB), while in Reais the fall was even more accentuated at 16.7% (Net Sales) given the average appreciation of the Real in relation to the US dollar of 11.7%. Meanwhile, on the positive side of the equation, average costs were 8.2% lower, partially offsetting the loss of revenues in Reais from exports and falling international prices.

The European Union has introduced quotas for the following Brazilian products: salted chicken breast, elaborated turkey breast and processed chicken. These quotas will come into effect from April 2007. Brazil will have the main participation on these quotas. The quotas establish lower import tariffs, being allowed the import of the same products and others at traditional in natura products import tariff levels.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

Net sales reached R$ 1.3 billion, 4.1% higher in the quarter, due largely to improved trading conditions for meat in the domestic market and the acquisition of the Batávia dairy-processed product business. For the first nine months of the year, net sales were R$ 3.6 billion, 5.4% lower, the result of various trade restrictions on Brazilian meat exports.

Slower growth in net sales compared with gross sales reflects stronger domestic business, which generated tax levies such as ICMS, PIS and COFINS, as well as higher discounts.

In line with the Company’s strategy of adding value to products, the relative accumulated share of higher value-added items (elaborated/processed) increased from 45.9% to 52.3% of net sales. This represents an increase of 9.6% in sales and 15.7% in volume for the first nine months of the year, and a growth of 20.6% in sales revenues and 28.1% in volume for the quarter. This improvement was driven by the processed and elaborated meat business, pasta, pizza and margarine products as well as the inclusion of dairy-processed products.

DS — Domestic Sales

E — Exports

Cost of Sales

The principal raw material costs (corn, soybeans and live hogs) continued to fall during the quarter in relation to the same period in 2005, partially offsetting the increase in cost of acquisition of production from third parties and to order (Jataí and Cachoeira Alta-GO), the latter processes still in a phase of adaptation and improvement. This resulted in an increase in cost of sales of 7.4% in the quarter, but only 0.2% for the nine months ending September, representing 76.3% of net sales against 72% due to lower export revenue in Reais, reflecting the conjunctural factors that took place during the first semester 2006.

Increased production costs were also higher due to the need to hire additional manpower for the Company’s growth projects, accentuated by the impact of the annual wage agreements during the course of the year.

Gross Margin and Gross Profit

The gross margin for the quarter was 26.2% against 28.4%, with clear evidence however, of a recovery in relation to the preceding quarter when a margin of 21.0% was recorded. The improvement reflects the good performance in the domestic market, the partial recovery of exports, increased diversification of the product portfolio and the partial reduction in the costs of production. The accumulated gross margin for the first nine months was 23.7% against 28.0% recorded in the same period in 2005.

As a result, Perdigão posted a gross profit of R$ 350.5 million, 4% lower than the same quarter in 2005, with an accumulated figure to September 2006 of R$ 851.6 million, a fall of 19.9%.

Operating Expenses

Operating expenses amounted to 22.6% of net sales against 17.7%  and increased 33.1% compared to the same quarter in 2005. For the nine month period ending September, operating expenses were 20.6% higher, representing 22.2% of net sales against 17.4% posted for the first nine months of 2005.

The principal impacts on selling expenses during the quarter reflect the increase in variable expenses such as: freight and warehousing, including the greater frequency and regularity with which dairy-processed products have to be distributed, and an increase in the number of employees and payroll overheads.

Perdigão’s administrative expenses were affected by the transfer of the information technology site, staff training course overheads, the consolidation of the Batávia business also contributing to the increased expenses.

Operating Income

In the light of this scenario, operating income for the quarter registered significant improvements compared with the second quarter, reaching R$ 47.5 million, a decline of 65.5% compared with the same quarter in 2005. This corresponds to an operating margin of 3.5% against 10.7% recorded in the third quarter 2005 when market demand was strong with good average prices. Third quarter 2006 results, however, reversed the operating loss recorded in the previous quarter.

For the first nine months, the operating margin was 1.5% against 10.5%, with operating  income before financial expenses reaching R$ 53.3 million, a decrease of 86.7%.

Financial Results

Financial expenses posted an increase of 152.3% in the quarter and remained unchanged for the nine-month period. The increase in the quarter was mainly due to the need to increase net debt (67.8% up on September 30 2005) for covering capex and the acquisition  in June 2006 of a 51% controlling stake in Batávia S.A.’s dairy-processed products division. Working capital requirements were also higher given lower cash generation, particularly in the first semester 2006.  In the light of the need for greater financial leverage, the annualized net debt/EBITDA ratio (the last 12 months ending September 2006) was 3.9.

Debt	On Sept 30, 2006			On Sept 30, 2005
R$ Million	Short-Term	Long-Term	Total	Total	% Ch.
Local Currency	236.7	220.2	456.9	399.8	14.3
Foreign Currency	322.5	1,067.6	1,390.1	796.1	74.6
Gross Debt	559.2	1,287.8	1,847.0	1,195.9	54.4

Cash Investments
Local Currency	185.9	—	185.9	154.1	20.7
Foreign Currency	292.0	82.3	374.4	775.3	36.0
Total Cash Investments	478.0	82.3	374.4	275.3	36.0
Net Accounting Debt	81.2	1,205.4	1,286.7	766.6	67.8
Exchange Rate Exposure—US$ million			(126.2)	(17.2)	—

Net Income and Net Margin

With better trading conditions and the sector recovering following the crisis provoked by avian influenza outbreaks in the first semester, we have been able to register better results for the quarter, generating R$ 21.4 million in net income on a net margin of 1.6%. While this result is below the 7.5% net margin for the third quarter 2005,  it is indicative that demand and prices are already picking up in the leading importing countries with the domestic market accounting for a good percentage of company earnings.

Accumulated net income was R$ 5.5 million, 97.8% less than the same nine months in 2005, with a net margin of 0.2% against  6.6%.

EBITDA

Operating cash generation in the form of EBITDA was R$ 88.1 million in the quarter, a decrease of 44.2%, equivalent to a 6.6% EBITDA margin against 12.3% in the third quarter 2005.

For the nine-month period, the EBITDA margin was 4.7% against 12.1%, registering R$ 167.4 million, 63.6% less - mainly due to the weak performance posted in the first semester 2006.

SHAREHOLDERS’ EQUITY

Shareholders’ Equity totaled R$ 1.2 billion on September 30 2006 against R$ 1,175.5 million on September  30 2005, a 4.5% increase.

The Company obtained a favorable ruling - against which there is no right of appeal - in its legal action with respect to the Plano Verão (Summer Plan) and is currently in the phase of calculating the respective values. The impact on results is expected to be R$ 50 million which should be recognized in the next quarter’s results.

STOCK MARKET

Perdigão’s shares and ADRs reported a good performance during the quarter,  appreciating more than the Ibovespa (Bovespa Stock Index) and the Dow Jones Industrial Average. During the year, the accumulated performance was negative due to sector conditions, which impacted the food industry as a whole.

PRGA	3Q06	3Q05	YTD. 06	YTD. 05
Share Price - R$*	22.18	25.86	22.18	25.86
Traded Shares (Volume)	40.1 million	19.3 million	110.1 million	73.5 million
Performance	4.9%	41.1%	(15.7%)	35.4%
Bovespa Index	(0.5%)	26.1%	8.9%	20.65%
IGC (Brazil Corp. Gov. Index)	2.5%	30.5%	14.3%	28.6%
ISE (Corp. Sustainability Index)	6.2%	—	14.6%	—
PDA	3Q06	3Q05	YTD. 06	YTD. 05
Share Price - US$*	20.23	23.35	20.23	23.25
Traded ADRs (Volume)	3.4 million	1.3 million	10.9 million	5.1 million
Performance	5.4%	48.1%	(11.2%)	57.8%
Dow Jones Index	4.7%	2.9%	9.0%	(2.0%)

*Closing Price

Share trading volume increased 107.8% in the quarter and 49.8% for the accumulated period. The Company’s ADRs recorded growth of 162% in the quarter and 113.7% for the year. Financial trading during the quarter amounted to a daily average of US$ 8.0 million/day, representing an increase of 167.2% compared to the same period in 2005, taking into account both domestic and international market trading. For the year, the daily average was US$ 7.6 million/day, a 131.3% increase. Trading volume represented 47% of sector transactions on the São Paulo Stock Exchange (Bovespa) and 39.4% of its ADRs on the NYSE.

The following graphs show the performance over a 12-month period:

SOCIAL REPORT

The Company created 3,600 new jobs in the period, the total number of employees reaching 37,720 on September 30 2006, a 10.6% increase. These new employees were allocated to the industrial units for expanding production and to the commercial area to meet demand from both the domestic and international markets. The administrative area also hired additional manpower in line with Company growth forecasts.

Fringe benefits and social programs accounted for R$ 78.1 million, a 28.8% increase, and environmental investments were up by 174.7% to R$ 17.2 million.

Main Indicators	09.30.2006	09.30.2005	%Ch.
Number of Employees	37,720	34,110	10.6
Net Sales per Employee/year - R$ thousands	127.1	148.6	(14.4)
Productivity per Employee (tons/year)	39.0	37.0	5.4

The Perdigão Academy has been instrumental in developing a series of strategic initiatives for meeting the needs for filling actual and future corporate positions, preparing high performance teams and increasing skills to ensure that the Company’s professionals are aligned to the growth dynamics of the organization. In this context, Perdigão has increased the level of investments in training and development. For the accumulated nine-month period 2006, expenditure on this item increased by 106.7%, covering employees at all levels of the organization.

Accumulated value-added  was R$ 1.2 billion 13.8% more than the accumulated value in 2005.

CORPORATE GOVERNANCE

Funds raised from the primary share offering will be used to expand the meat business (poultry, pork meat and beef), dairy-processed product activities and new lines of products, such as margarine. The primary offering was responsible for raising R$ 800 million, 32 million new shares being issued. Ratification of the transaction and the interning of funds took place on November 1. The operation also provides for the possibility of a 15% green shoe option, to be exercised at the discretion of the underwriters within 30 days of the pricing of the issue and representing up to a further 4.8 million shares.

No payments of consultancy fees were made to the independent auditors (Ernst & Young) in the quarter. The hiring of our auditors for consultancy services is subject to Board of Director approval and presupposes that the service in question does not jeopardize the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval will also take into account restrictions on certain services prohibited by the US Sarbanes-Oxley Act.

OUTLOOK

Based on the performance reported for the year to date and the outlook for the domestic and international markets in the fourth quarter, we are forecasting for 2006:

•                  Growth of approximately 6% to 7% in total sales volume of meats and other processed products (chilled and frozen) compared with 2005;

•                  Increase of about 13% in volumes to the domestic market for chilled and frozen products compared with 2005;

•                  Maintenance of exported chilled and frozen products in relation to 2005.

•                  Capital expenditures of approximately R$ 440 million.

The commitment and competence of all have been crucial to facing the challenges of the sector, particularly in the first semester 2006. We would like to record our thanks for the trust, support and credibility placed in us by our stakeholders.

São Paulo, November 2006.

Eggon João da Silva	Nildemar Secches
Chairman of the Board	Chief Executive Office

PERDIGÃO S.A. PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

SEPTEMBER 30,2006 AND 2005
(in thousands of Brazilian reais,in accordance with Corporate Law)

BALANCE SHEET

	2006	2005
ASSETS	3,937,184	3,048,586
CURRENT ASSETS	2,064,699	1,693,273
NONCURRENT ASSETS	226,720	225,377
PERMANENT	1,645,765	1,129,936
Investments	77,668	13,521
Property, Plant and Equpment	1,472,236	1,025,281
Deferred Charges	95,861	91,134
LIABILITIES AND SHAREHOLDERS' EQUITY	3,937,184	3,048,586
CURRENT LIABILITIES	1,231,435	970,489
LONG TERM LIABILITIES	1,443,454	902,563
MINORITY INTEREST	33,963	—
SHAREHOLDERS' EQUITY	1,228,332	1,175,534
Capital Stock Restated	800,000	800,000
Reserves	425,215	172,306
Retained Earnings	3,117	203,228

INCOME STATEMENT

	3Q06	3Q05	% Ch.	YTD. 06	YTD. 05	% Ch.
GROSS SALES	1,576,027	1,459,881	8.0	4,197,932	4,314,680	(2.7)
Domestic Sales	949,232	717,278	32.3	2,471,150	2,162,207	14.3
Exports	626,795	742,603	(15.6)	1,726,782	2,152,473	(19.8)
Sales Deductions	(235,960)	(173,105)	36.3	(600,957)	(512,850)	17.2
NET SALES	1,340,067	1,286,776	4.1	3,596,975	3,801,830	(5.4)
Cost of Sales	(989,599)	(921,534)	7.4	(2,745,344)	(2,738,846)	0.2
GROSS PROFIT	350,468	365,242	(4.0)	851,631	1,062,984	(19.9)
Operating Expenses	(302,971)	(227,608)	33.1	(798,380)	(662,144)	20.6
OPERATING INCOME BEFORE FINANCIAL EXPENSES	47,497	137,634	(65.5)	53,251	400,840	(86.7)
Financial Expenses, net	(38,856)	(15,399)	152.3	(62,664)	(62,722)	(0.1)
Other Operating Results	8,499	(2,542)	-	16,214	(7,834)	—
INCOME FROM OPERATIONS	17,140	119,693	(85.7)	6,801	330,284	(97.9)
Nonoperatng Income i	(1,276)	(593)	115.2	(3,046)	(1,284)	137.2
INCOME BEFORE TAXES	15,864	119,100	(86.7)	3,755	329,000	(98.9)
Income Tax and Social Contrbution	8,550	(15,240)	—	5,747	(58,170)	—
Employees / Management Proft Sharinig	(70)	(7,268)	(99.0)	(70)	(18,916)	(99.6)
Minority Interest	(2,908)	—	—	(3,895)	—	—
NET INCOME	21,436	96,592	(77.8)	5,537	251,914	(97.8)
EBITDA	88,084	157,890	(44.2)	167,424	459,778	(63.6)

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.